UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

Great Panther Resources Ltd.
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Phone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR
SEC 20-F Statement Filed
Standard & Poor's Listed

May 19, 2005

For Immediate Release

NEWS RELEASE

GREAT PANTHER ARRANGES $2 MILLION PRIVATE PLACEMENT

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is arranging a non-brokered private placement for approximately $2,000,000. The placement will consist of approximately 4,450,000 units at $0.45 per unit. Each unit will be comprised of one common share and one half non-transferable Series F share purchase warrant. Each full Series F share purchase warrant will entitle the holder to acquire, upon exercise, one further common share of the Company for a period of one year at a price of $0.62. Finder's fees may be paid. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

The proceeds from the placement will be added to the Company's working capital, which will be utilized in connection with the rehabilitation of the Company's Topia Silver Mine in Durango, including the delineation of a new resource, refurbishing of the on-site mill and industrial-scale testing on the reprocessing of old tailings, for other exploration activities, and for corporate and administrative expenditures.

The Topia Mine has past production exceeding 15 million ounces of silver and 18,500 ounces of gold. Great Panther's exploration over the past year has indicated that the mine has excellent potential for the development of a new resource. The historic tailings pile has an inferred resource of 1 million tonnes grading 0.4 g/t gold and 70 g/t silver (as previously reported in news release dated November 3, 2004 and filed on SEDAR on November 3, 2004). Metallurgical tests on the tailings indicate a 75% recovery rate for both metals and the tests will determine the economic viability of reprocessing the tailings through the mill while the mine rehabilitation is underway.

Great Panther Resources Limited is a growth oriented company focused on the exploration and development of silver and gold projects in Mexico. It is acquiring a 100% interest in the producing Topia Silver Mine, and is exploring the Virimoa Gold Project in Durango and San Antonio Gold Copper Project in Chihuahua.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

/s/ Kaare G. Foy

Kaare G. Foy
Chairman and CFO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: May 27, 2005